UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4) *

                   Advance Display Technologies, Inc. ("ADTI")
                   -------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  007422306 5
                                  -----------
                                 (CUSIP Number)


         Bruce H. Etkin, 1512 Larimer Street, Ste. 325, Denver, CO 80202
         ---------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                     11/5/97
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.       007422306

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Bruce H. Etkin

2        Check the Appropriate Box if a Member of a Group

         N/A

3        SEC USE ONLY

4        Source of Funds *

         PF

5        Check Box if Disclosure  of Legal  Proceedings  is Required
          Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7        Sole Voting Power:                 3,699,196

8        Shared Voting Power:               --00--

9        Sole Dispositive Power:            3,699,196

10       Shared Dispositive Power:          --00--

11       Aggregate Amount Beneficially Owned by Each Reporting Person: 3,699,196

12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares *

13       Percent of Class Represented by Amount in Row (11):     14.24%

14       Type of Reporting Person *

         IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1:           SECURITY AND ISSUER

     This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share of Advance Display Technologies, Inc.
(hereinafter the "Company"), whose principal place of business is located at 1251 South Huron Street, Unit C, Denver, Colorado 80223.


Item 2:           IDENTITY AND BACKGROUND

         a.       Name--Bruce H. Etkin

         b.       Address--1512 Larimer Street, Ste. 325, Denver, CO 80202

         c. Occupation-- Mr. Etkin is the chairman of Etkin Equities, Inc. The principal office of Etkin Equities, Inc. is located at
                  1512 Larimer Street, Ste. 325, Denver, CO   80202, and its
                  principal business is commercial real estate development.

         d. During the past five years, Mr. Etkin has not been convicted in any criminal proceeding.

         e. During the past five years, Mr. Etkin has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order adjoining future violation of, prohibiting or mandating activities subject to, Federal or state securities laws.

         f.       Mr. Etkin is a citizen of the United States of America.


Item 3:           SOURCE OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person acquired a $72,956 convertible promissory note (the "Note") from the Company through a private placement transaction on November 5, 1997. Such Note is immediately convertible into shares of the Company's Common Stock at the rate of $.1615 per share, at the election of the holder. The funds used to acquire the Note were the personal funds of the Reporting Person.


Item 4:           PURPOSE OF TRANSACTION

     The ownership which is the subject of this Schedule was acquired by Mr. Etkin for the purpose of investment. Mr. Etkin has no plan to effect any transaction which would have the effect of, or result in, any of the following:

          a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, provided, however, that the Reporting Person may review their investment in the Company from time to time and make adjustments in their holdings as they deem appropriate;

          b.   An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Company or any of its subsidiaries;

          c. A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          e. Any material change in the present capitalization or dividend policy of the Company;

          f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          g.   Changes  in  the  Company's   charter,   bylaws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

          j.   Any action similar to any of those enumerated above.


Item 5:        INTEREST IN SECURITIES OF THE ISSUER

          a. As of the date of the filing of this Schedule, Mr. Etkin is deemed to beneficially own 3,699,196 shares of Common Stock of the Company. Such ownership represents 14.24% of the issued and outstanding Common Stock of the Company.

          b. Mr. Etkin has the sole power to vote and has sole dispositive right with regard to the 3,699,196 shares of Common Stock.

          c.   N/A

          d.   N/A

          e.   N/A

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships of the type required to be disclosed under this Item between the Reporting Person and any other person.

Item 7:           MATERIAL TO BE FILED AS EXHIBITS

         There is no material required to be filed as exhibits to this Schedule.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.



/s/  Bruce H. Etkin
------------------------------------             Date: 12/  /97
Bruce H. Etkin                                        --------------------------